November 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:    Jan Woo

Stephen Krikorian

Kathleen Krebs

Amanda Kim

Re:	Backblaze, Inc.

Registration Statement on Form S-1

File No. 333-260333

Request for Acceleration of Effective Date

Requested Date:         Wednesday, November 10, 2021

Requested Time:        4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Backblaze, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, by calling Jeffrey Vetter at (650) 463-5335.

[Signature page follows]

Securities and Exchange Commission

November 8, 2021

Sincerely,

BACKBLAZE, INC.

By:	/s/ Gleb Budman
Gleb Budman
Chief Executive Officer

cc:	Tom MacMitchell, Backblaze, Inc.

Frank Patchel, Backblaze, Inc.

Jeffrey R. Vetter, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Bennett Yee, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Stuart Bressman, White & Case LLP